The Lion Electric Company
Condensed Interim Consolidated Financial Statements
As at September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021

The Lion Electric Company
Consolidated Statements of Financial Position
As at September 30, 2022 and December 31, 2021
(Unaudited, In US dollars)

	Notes	September 30, 2022	December 31, 2021
		$	$
ASSETS
Current
Cash		66,613,415	241,702,030
Accounts receivable		53,809,122	37,899,085
Inventories	4	164,089,089	115,978,979
Prepaid expenses and other current assets		3,723,244	4,647,163
Current assets		288,234,870	400,227,257
Non-current
Other non-current assets		1,353,630	793,298
Property, plant and equipment	5	123,846,849	32,668,158
Right-of-use assets	6	61,792,536	60,902,362
Intangible assets		125,856,977	81,899,830
Contract asset	9	13,053,905	14,113,415
Non-current assets		325,903,897	190,377,063
Total assets		614,138,767	590,604,320

LIABILITIES
Current
Trade and other payables		75,642,955	40,409,565
Current portion of long-term debt and other debts	8	9,795,750	13,015,584
Current portion of lease liabilities	6	5,079,945	4,691,344
Current liabilities		90,518,650	58,116,493
Non-current
Long-term debt and other debts	8	47,675,755	62,086
Lease liabilities	6	59,233,709	57,517,973
Share warrant obligations	9	18,417,632	106,225,934
Non-current liabilities		125,327,096	163,805,993
Total liabilities		215,845,746	221,922,486
SHAREHOLDERS' EQUITY
Share capital	14	437,899,314	418,709,160
Contributed surplus		132,477,906	122,637,796
Deficit		(147,342,148)	(169,755,726)
Cumulative translation adjustment		(24,742,051)	(2,909,396)
Total shareholders' equity		398,293,021	368,681,834
Total shareholders' equity and liabilities		614,138,767	590,604,320

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars)

		Three months ended		Nine months ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
		$	$	$	$
Revenue	15	40,978,001	11,925,381	93,145,810	34,839,798
Cost of sales		44,797,649	13,152,702	101,328,397	36,974,147
Gross loss		(3,819,648)	(1,227,321)	(8,182,587)	(2,134,349)

Administrative expenses	10	12,165,843	9,969,149	34,846,047	66,241,280
Selling expenses	10	5,232,860	5,208,478	17,330,842	22,930,325
Transaction costs		—	—	—	13,654,851
Operating loss		(21,218,351)	(16,404,948)	(60,359,476)	(104,960,805)

Finance costs	11	1,500,302	229,494	1,846,751	7,138,518
Foreign exchange loss (gain)		2,124,168	(1,223,617)	1,414,128	(1,299,708)
Change in fair value of share warrant obligations	9	(7,643,140)	(138,423,798)	(86,033,933)	(39,208,584)
Net earnings (loss)		(17,199,681)	123,012,973	22,413,578	(71,591,031)
Other comprehensive earnings (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		(17,006,234)	1,003,693	(21,832,655)	(2,016,700)
Comprehensive Earnings (Loss)		(34,205,915)	124,016,666	580,923	(73,607,731)

Earnings (Loss) per share
Basic earnings (loss) per share	12	(0.09)	0.65	0.12	(0.47)
Diluted earnings (loss) per share	12	(0.09)	0.60	0.11	(0.47)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	10	—	—	9,840,110	—	—	—	9,840,110
Net earnings		—	—	—	—	22,413,578	—	22,413,578
Shares issued pursuant to exercise of stock options and warrants		300	3,798	—	—	—	—	3,798
Issuance of shares though "at-the-market" equity program	14	4,708,822	19,186,356	—	—	—	—	19,186,356
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(21,832,655)	(21,832,655)
Balance at September 30, 2022		194,711,834	437,899,314	132,477,906	—	(147,342,148)	(24,742,051)	398,293,021

Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	10	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability		17,994,857	29,072,804		—	—	—	29,072,804
Share-based compensation	10	—	—	10,072,159	—	—	—	10,072,159
Shares issued pursuant to exercise of stock options	10	970,000	15,280,347	(14,555,748)	—	—	—	724,599
Issuance of shares through private placement		20,040,200	196,255,491	—	—	—	—	196,255,491
Redemption of conversion option on convertible debt instruments		—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction		39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss		—	—	—	—	(71,591,031)	—	(71,591,031)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(2,016,700)	(2,016,700)
Balance at September 30, 2021		189,467,602	410,295,558	125,792,599	—	(198,021,437)	(5,247,284)	332,819,436

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US Dollars)

		Three months ended		Nine months ended
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
		$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)		(17,199,681)	123,012,973	22,413,578	(71,591,031)
Non-cash items:
Depreciation and amortization	13	3,046,488	1,368,805	7,768,914	3,901,188
Share-based compensation	10	2,682,470	5,996,191	9,840,110	66,001,039
Accretion expense on common shares, retractable	11	—	—	—	2,031,863
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	11	—	(58,723)	82,850	228,121
Accretion expense on convertible debt instruments	11	—	—	—	2,503,097
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	8,11	—	—	(2,130,583)	—
Change in fair value of share warrant obligations	9	(7,643,140)	(138,423,798)	(86,033,933)	(39,208,584)
Unrealized foreign exchange loss (gain)		1,102,315	201,818	832,209	(232,551)
Net change in non-cash working capital items	13	(18,405,005)	(22,842,689)	(41,719,676)	(45,095,632)
Cash flows used in operating activities		(36,416,553)	(30,745,423)	(88,946,531)	(81,462,490)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	5	(21,897,519)	(4,991,385)	(89,930,883)	(9,388,107)
Acquisition of intangible assets		(18,789,392)	(9,480,960)	(57,479,103)	(26,647,917)
Disposal of property, plant and equipment		24,413	—	24,413	—
Government assistance related to intangible assets		—	169,239	—	1,946,554
Cash flows used in investing activities		(40,662,498)	(14,303,106)	(147,385,573)	(34,089,470)
FINANCING ACTIVITIES
Net change in credit facilities		—	—	—	(16,262,610)
Repayment of loans on research and development tax credits and subsidies receivable		—	—	—	(2,745,712)
Increase in long-term debt		45,234,309	—	48,938,114	15,775,473
Repayment of long-term debt and other debts		(47,277)	(75,138)	(420,385)	(41,480,736)
Repayment of convertible debt instruments		—	—	—	(23,903,068)
Payment of lease liabilities	6	(1,420,153)	(629,978)	(3,757,691)	(1,659,950)
Proceeds from issuance of shares through private placement, net of issuance costs		—	—	—	196,255,491
Proceeds from issuance of shares through "at-the-market" equity program	14	19,186,356	—	19,186,356	—
Proceeds from the issuance of shares through exercise of stock options and warrants	9,10	—	670,205	3,798	724,599
Proceeds from issuance of shares through business combination transaction		—	—	—	308,232,870
Cash flows from (used in) financing activities		62,953,235	(34,911)	63,950,192	434,936,357
Effect of exchange rate changes on cash held in foreign currency		(2,264,281)	(1,374,045)	(2,706,703)	(1,446,597)
Net (decrease) increase in cash		(16,390,097)	(46,457,485)	(175,088,615)	317,937,800
Cash (bank overdraft), beginning of period		83,003,512	364,304,209	241,702,030	(91,076)
Cash, end of period		66,613,415	317,846,724	66,613,415	317,846,724
Other information on cash flows related to operating activities:
Interest paid		697,218	242,176	1,551,338	4,243,019
Interest paid under lease liabilities		803,084	114,618	2,343,146	304,223

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements (" financial statements") are as at September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes. These financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2021. The results from operations for the interim period do not necessarily reflect the result expected for the full fiscal year. The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed and therefore these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These unaudited financial statements have been approved for issue by the Board of Directors on November 9, 2022.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The Company applied the same accounting policies in the preparation of these financial statements as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2021, except for the change in functional currency, as described below in Note 3.2 and the adoption of new standards effective January 1, 2022, as described below in Note 3.4.
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The Company applied the same judgements, estimates and assumptions in the financial statements, including the key sources of estimation uncertainty, as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2021.
3.2 Functional currency
The functional currency of Lion's subsidiary, The Lion Electric Co USA Inc., was changed to the US dollar effective January 1, 2022. This change was made to reflect the fact that the US has become the primary economic environment in which the entity operates. Over time, the US dollar's influence on sales prices and costs has increased. In addition, financing of the subsidiary is denominated in US dollars. The change has been implemented prospectively. The functional currency of the parent company remains the Canadian dollar.
3.3 Changes in classification and presentation
Prepaid expenses and other non-current assets
During fiscal 2022, the Group changed the classification of a portion of the assets previously included in Prepaid expenses, subsequently renamed Prepaid expenses and other current assets, to Other non-current assets. This classification change was made to better reflect the nature of those assets and their maturity period. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change, and the adjusted figures:

	Published	Adjustment	December 31, 2021 adjusted
	$	$	$
Prepaid expenses and other current assets	5,440,461	(793,298)	4,647,163
Other non-current assets	—	793,298	793,298

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Changes in classification and presentation (continued)
Lease Liability
During fiscal 2022, the Group changed its classification of the lease liabilities between the current portion of lease liabilities and the non-current portion of the lease liability in the consolidated statements of financial position. This classification change was made to better reflect the maturity of those obligations. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change and the adjusted figures:

	Published	Adjustment	December 31, 2021 adjusted
	$	$	$
Current portion of lease liabilities	7,728,923	(3,037,579)	4,691,344
Lease liabilities	54,480,394	3,037,579	57,517,973
3.4 Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets
On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The adoption of the amendments as of January 1, 2022 did not have an impact on the Company’s financial statements.

3.5 Standards, amendments and interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

4- INVENTORIES
Inventories consist of the following:

	September 30, 2022	December 31, 2021
	$	$
Raw materials	143,940,512	97,094,671
Work in process	12,470,832	14,122,704
Finished goods	7,677,745	4,761,604
	164,089,089	115,978,979

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

5 - PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Construction in progress	Total
	$	$	$	$	$	$	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2022	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046
Additions	28,520,797	37,090,148	230,852	3,082,745	57,744	1,243,564	293,364	117,340	28,750,345	99,386,899
Disposal	—	—	(83,130)	—	—	—	—	—	—	(83,130)
Foreign currency translation adjustment	(338,404)	(1,964,912)	(15,314)	(320,273)	(39,618)	(164,521)	(84,415)	(14,396)	(2,224,303)	(5,166,156)
Balance at September 30, 2022	45,236,998	41,546,377	1,441,134	5,755,454	531,470	2,541,726	1,174,886	181,653	31,827,961	130,237,659

ACCUMULATED DEPRECIATION
Balance at January 1, 2022	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Depreciation	985,194	1,163,771	139,852	563,867	43,109	462,794	46,693	38,447	—	3,443,727
Disposal	—	—	(58,142)	—	—	—	—	—	—	(58,142)
Foreign currency translation adjustment	(172,344)	(99,412)	(7,471)	(89,801)	(9,195)	(44,433)	(7,562)	3,555	—	(426,663)
Balance at September 30, 2022	2,431,541	1,408,198	298,645	1,232,166	130,723	664,810	104,016	120,711	—	6,390,810
Carrying amount September 30, 2022	42,805,457	40,138,179	1,142,489	4,523,288	400,747	1,876,916	1,070,870	60,942	31,827,961	123,846,849

GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	—	7,166,158
Additions	15,102,271	4,186,427	905,507	1,702,475	303,078	1,051,343	440,320	—	5,336,280	29,027,701
Transfers	—	283,185	—	—	(283,185)	—	—	–	—	—
Foreign currency translation adjustment	(13,817)	(36,664)	(4,360)	(4,058)	4,962	(5,518)	(336)	339	(34,361)	(93,813)
Balance at December 31, 2021	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919	36,100,046

ACCUMULATED DEPRECIATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—	1,719,351
Depreciation	847,151	165,129	104,269	396,321	54,747	132,470	17,890	—	—	1,717,977
Transfers	—	84,588	—	—	(84,588)	—	—	—	—	—
Foreign currency translation adjustment	(2,844)	(2,234)	(302)	(1,363)	1,579	(656)	41	339	—	(5,440)
Balance at December 31, 2021	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	3,431,888
Carrying amount December 31, 2021	15,435,914	6,077,302	1,084,320	2,234,882	416,535	1,216,234	901,052	—	5,301,919	32,668,158

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

6 - LEASE OBLIGATIONS
The Group has entered into lease agreements for the rental of premises and rolling stock. The leases have an initial term of 1.1 to 15 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2022	60,297,423	604,939	60,902,362
Additions	6,661,404	478,001	7,139,405
Modifications	(450,567)	(19,446)	(470,013)
Depreciation expense	(4,850,245)	(125,359)	(4,975,604)
Foreign currency translation adjustment	(762,267)	(41,347)	(803,614)
Balance at September 30, 2022	60,895,748	896,788	61,792,536

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	56,006,523	568,498	56,575,021
Depreciation expense	(3,031,148)	(103,704)	(3,134,852)
Foreign currency translation adjustment	(31,909)	(4,622)	(36,531)
Balance at December 31, 2021	60,297,423	604,939	60,902,362
Depreciation was recognized as follows in the consolidated statements of earnings (loss):

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Cost of sales	335,811	348,555	1,025,664	910,286
Administrative expenses	69,647	63,437	209,311	161,565
Selling expenses	454,354	293,819	1,338,175	723,061
Capitalized to property, plant and equipment	815,937	—	2,402,454	—
	1,675,749	705,811	4,975,604	1,794,912

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

6 - LEASE OBLIGATIONS (CONTINUED)
Lease liabilities

$
Balance at January 1, 2022	62,209,317
Additions	7,139,405
Lease payments	(3,757,691)
Modifications	(470,013)
Foreign currency translation adjustment	(807,364)
Balance at September 30, 2022	64,313,654
Current portion	5,079,945
Non-current portion	59,233,709

Balance at January 1, 2021	7,719,108
Additions	56,575,021
Lease payments	(2,093,371)
Foreign exchange gain	(42,772)
Foreign currency translation adjustment	51,331
Balance at December 31, 2021	62,209,317
Current portion	4,691,344
Non-current portion	57,517,973

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

7 - FINANCIAL ASSETS AND LIABILITIES
7.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	September 30, 2022	December 31, 2021
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	66,613,415	241,702,030
Trade and other receivables	Amortized cost	25,230,380	25,373,946
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	Amortized cost	10,852,119	3,904,401
Other government assistance receivable	Amortized cost	6,638,021	903,356

FINANCIAL LIABILITIES
Loans on research and development tax credits and subsidies receivable	Amortized cost	9,771,494	10,564,590
Trade and other payables	Amortized cost	65,419,051	33,343,630
Long-term debt and other debts	Amortized cost	47,700,011	2,513,080
Share warrant obligations	FVTPL	18,417,632	106,225,934
7.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position as at September 30, 2022 include trade and other receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable, other government assistance receivable, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.
As at September 30, 2022, the fair value of long-term debt and other debts was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. As at September 30, 2022, the fair value of the private share warrants was determined using the Black-Scholes option pricing model and the fair value of the public share warrants was determined using their market value. The fair value of the other share warrant obligations was determined as described in Note 9.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

7 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
7.2 Fair value of financial instruments (continued)
As at September 30, 2022, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer and a corresponding decrease in consolidated net earnings of $649,556 and a 5.0% decrease in the value would have an impact of increasing consolidated net earnings by $611,596. As at September 30, 2022, the impact of a 5.0% increase or decrease in the value of the Company's share price would have an impact of $664,204 on the fair value of the public warrants, with a corresponding impact on the consolidated net earnings.

7.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following level:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group's financial instruments are categorized as follow on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt	Level 2

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - LONG-TERM DEBT AND OTHER DEBTS

	September 30, 2022	December 31, 2021
	$	$
Banking Syndicate secured revolving credit, maturing August 11, 2024 (Note 8.1),	36,902,809	—
Investissement Quebec (IQ) secured loan for the financing of the battery manufacturing plant and innovation center (Note 8.2)	5,987,902	—
Strategic Innovation Fund of the Government of Canada unsecured non-interest bearing loan for the financing of the battery manufacturing plant and innovation center (Note 8.3)	4,768,853	—
Loans on research and development tax credits and subsidies receivable	9,771,494	10,564,590
Economic Development Canada (EDC) unsecured loans, maturing between January 2022 and February 2022	—	24,397
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 8.4)	40,447	95,949
Balance of purchase price payable related to the acquisition of the dealership rights, without interest (Note 8.5)	—	2,392,734
	57,471,505	13,077,670
Current portion of long-term debt and other debts	9,795,750	13,015,584
Long-term portion of long-term debt and other debts	47,675,755	62,086

8.1 Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
8.1 Credit Agreement with Banking Syndicate (continued)

The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. As at September 30, 2022, the weighted average all-in interest rate was 4.88%, divided as follow:

	Repricing date	Interest Rate
Loan in the amount of CA$30,000,000	October 2022	3.67% -3.77% plus 1.50% stamping fee
Loan in the amount of US$15,000,000	October 2022	4.42%, including spread of 1.50%
The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. As at September 30, 2022, the Company was in compliance with the covenants and financial ratios.

8.2 Investissement Quebec loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec. The IQ Loan provides for financing of up to CA$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning on the fifth anniversary of the first draw. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

8 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
8.3 Strategic Innovation Fund of the Government of Canada loan related to Battery Manufacturing Plant and Innovation Center
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of its battery manufacturing plant and innovation center projects in the Province of Quebec (the “SIF Loan”). The SIF Loan provides for financing of up to CA$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities. The SIF Loan is repayable over a 15-year term beginning in 2026.
8.4 Secured loans for the acquisition of rolling stock
On September 1, 2022, the Company repaid the carrying value of $ 24,413 for the loan in the amount of $58,753 for the acquisition of rolling stock.
8.5 Balance of purchase price payable related to the acquisition of the dealership rights, without interest
On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The balance of the carrying amount was derecognized and the corresponding gain was recognized in finance costs in the consolidated statements of earnings (loss) and comprehensive earnings (loss) (refer to Note 11).
9 - SHARE WARRANT OBLIGATIONS
9.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrant holder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrant holder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrant holder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at September 30, 2022 and December 31, 2021. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.1 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.1 Warrants issued to a customer (continued)
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2022	December 31, 2021

Exercise price ($)	5.66	5.66
Share price ($)	2.86	9.94
Volatility	40%	40%
Risk-free interest rate	3.26%	1.27%
Expected warrant life (years)	5.75	6.50

The Group has recognized the following contract asset and share warrant obligation:

	September 30, 2022	December 31, 2021
	$	$
Contract asset
Beginning Balance	14,113,415	14,327,709
Amortization	—	(284,625)
Foreign currency translation adjustment	(1,059,510)	70,331
Ending Balance	13,053,905	14,113,415

Share warrant obligation
Beginning Balance	30,871,444	31,549,033
Fair value adjustment	(27,017,056)	492,091
Foreign currency translation adjustment	(465,502)	(1,169,680)
Ending Balance	3,388,886	30,871,444

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction

Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at September 30, 2022, there were 27,111,323 warrants outstanding (December 31, 2021: 27,111,623) of which 15,972,364 are publicly traded (December 31, 2021: 15,972,664) and 11,138,959 are private (December 31, 2021: 11,138,959).
Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants became exercisable 30 days after the completion of the business combination transaction and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
The fair value of the public warrants were determined using their market trading price as follows:

	September 30, 2022	December 31, 2021
Warrant price ($)	0.79	2.73
Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and became exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2022	December 31, 2021

Exercise price ($)	11.50	11.50
Share price ($)	2.86	9.94
Volatility	47%	40%
Risk-free interest rate	3.59%	1.27%
Expected warrant life (years)	3.58	4.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)

The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2022	42,961,675	32,392,815	75,354,490
Fair value adjustment	(28,672,713)	(30,344,164)	(59,016,877)
Exercised	(348)	—	(348)
Foreign currency translation adjustment	(1,004,609)	(303,910)	(1,308,519)
Balance at September 30, 2022	13,284,005	1,744,741	15,028,746

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(48,935,404)	(37,352,590)	(86,287,994)
Exercised	—	(442)	(442)
Foreign currency translation adjustment	(3,938,953)	(3,870,980)	(7,809,933)
Balance at December 31, 2021	42,961,675	32,392,815	75,354,490
10 - SHARE-BASED COMPENSATION
10.1 Stock options
The Group has a stock option plan (the "Plan") for its key employees, officers and consultants under which it has authorized the grant of options for the purchase of its common shares for a maximum of 10% of outstanding common shares.
The Board of Directors shall determine the stock option term, which shall be no more than 10 years. Under the terms of the plan, the exercise price of each option cannot be below the fair value of the common shares on the grant date. Unless otherwise determined by the Board of Directors, the options granted under the plan vest within four years, beginning on the first anniversary of the date of granting. The option redemption value is the excess of the fair market value of the shares over the option exercise price, with the fair value of the shares being determined on the basis of the last approved financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
Change in Method of Settlement
As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings (loss), and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity.
The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021

Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58

The following table summarizes the outstanding options as at and changes during the nine months ended and year then ended:

	September 30, 2022		December 31, 2021
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of period	9,072,149	1.82	10,375,195	1.17
Granted	558,697	6.94	294,854	21.86
Exercised	—	—	(1,505,000)	0.93
Forfeited	(7,573)	9.62	(92,900)	6.90
Outstanding, end of period	9,623,273	2.11	9,072,149	1.82
Exercisable, end of period	6,825,325	1.24	5,054,976	1.06

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
The following table summarizes the information relating to stock options outstanding:

	As at September 30, 2022
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.19	4,644,838
CA$0.93 (issued in 2019)	3,664,907	7.02	2,007,201
CA$6.90 (issued in 2020)	319,990	7.96	103,223
CA$15.45 (issued in 2021)	26,389	8.90	6,597
CA$23.02 (issued in 2021)	253,865	8.74	63,466
CA$13.29 (issued in 2021)	14,600	9.19	—
CA$6.92 (issued in 2022)	486,041	9.62	—
CA$7.05 (issued in 2022)	65,083	9.64	—
	9,623,273		6,825,325

	As at December 31, 2021
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.94	3,316,799
CA$0.93 (issued in 2019)	3,664,907	7.77	1,634,954
CA$6.90 (issued in 2020)	319,990	8.71	103,223
CA$15.45 (issued in 2021)	26,389	9.65	—
CA$23.02(issued in 2021)	253,865	9.49	—
CA$13.29 (issued in 2021)	14,600	9.94	—
	9,072,149		5,054,976

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
The following table summarizes the weighted average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the nine months ended September 30, 2022 and year ended December 31, 2021. There were no stock option grants during the three months ended September 30, 2022.

	September 30, 2022	December 31, 2021
Expected dividends per share (CA$)	—	—
Exercise price (CA$)	6.94	21.86
Share price (CA$)	6.94	21.86
Expected Volatility (%)	40%	40%
Risk-free interest rate (%)	2.78%	1.16%
Expected option life (years)	7.50	7.50
The expected volatility was determined by reference to historical data of comparable companies share prices over the expected life of the stock options.
Compensation expense related to the stock options was recognized in the consolidated statement of earnings (loss) as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Administrative expenses	1,878,049	4,473,594	6,750,160	52,293,945
Selling expenses	631,423	1,522,597	2,398,950	13,707,094
	2,509,472	5,996,191	9,149,110	66,001,039
10.2 Restricted share units (RSUs)
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.
All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market. As at September 30, 2022 and December 31, 2021, none of the outstanding RSUs were vested.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.2 Restricted share units (RSUs) (continued)

The following table summarizes the information relating to restricted share units outstanding:.

	September 30, 2022		December 31, 2021
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of period	36,247	18.59	—	—
Granted	276,584	6.93	36,247	18.59
Forfeited	(15,173)	6.92	—	—
Outstanding, end of period	297,658	8.35	36,247	18.59
Vested, end of period	—	—	—	—
All RSUs have an average remaining contractual life of approximately 2.7 years as at September 30, 2022 and 2.9 years as at December 31, 2021.
Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense related to the RSUs was recognized in the consolidated statement of earnings (loss) is as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Administrative expenses	133,118	—	271,808	—
Selling expenses	39,880	—	83,393	—
	172,998	—	355,201	—
The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.3 Deferred share units (DSUs)
In June 2021, the Company approved a deferred share unit (“DSU”) plan for officers and other key employees of the Group. A DSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.

	September 30, 2022		December 31, 2021
	Number of deferred share units	Weighted average exercise price	Number of deferred share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of period	18,755	14.07	—	—
Granted	62,181	6.92	18,755	14.07
Settled	2,026	14.07	—	—
Outstanding, end of period	78,910	8.44	18,755	14.07
Vested, end of period	78,910	8.44	18,755	14.07

Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date. All DSUs issued vest on the date of the grant, except as otherwise determined by the Board of Directors, and they can be settled through the delivery of common shares issued from treasury or purchased on the open market, or in cash (based on the Company’s share price on the vesting date) at the Company's option, or a combination of both. Compensation expense related to the DSUs was recognized in the consolidated statement of earnings (loss) is as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Administrative expenses	—	—	335,799	—
	—	—	335,799	—

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

11 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Interest on long-term debt and other debts	718,404	288,873	1,600,451	2,178,879
Interest on lease liabilities	803,084	114,618	2,343,146	304,223
Interest on convertible debt instruments	—	—	—	2,503,097
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	(58,723)	82,850	228,121
Accretion expense on common shares, retractable	—	—	—	2,031,863
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	—	—	(2,130,583)	—
Other	(21,186)	(115,274)	(49,113)	(107,665)
	1,500,302	229,494	1,846,751	7,138,518
a.On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The carrying amount of $2,130,583 was recognized as a gain under finance costs (income) in the consolidated statements of earnings (loss) and comprehensive earnings (loss) for the nine months ended September 30, 2022.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

12 - EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Net earnings (loss)	(17,199,681)	123,012,973	22,413,578	(71,591,031)
Basic weighted average number of common shares outstanding	191,791,723	189,007,819	190,605,623	152,985,749
Basic earnings (loss) per share	(0.09)	0.65	0.12	(0.47)

Basic weighted average number of common shares outstanding	191,791,723	189,007,819	190,605,623	152,985,749
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	15,702,038	7,331,235	—
Diluted weighted average number of common shares outstanding	191,791,723	204,709,857	197,936,858	152,985,749
Diluted earnings (loss) per share	(0.09)	0.60	0.11	(0.47)
Excluded from the above calculations for the three and nine months ended September 30, 2022 and 2021 are outstanding stock options, share warrant obligations, RSUs, and DSUs, which are deemed to be anti-dilutive as they would have the effect of decreasing the earnings or loss per share.

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Depreciation – property, plant and equipment	1,419,804	413,580	3,443,727	1,087,848
Depreciation – right-of-use assets	859,812	705,811	2,573,150	1,794,912
Amortization – intangible assets	766,872	249,414	1,752,037	733,803
Amortization – contract asset	—	—	—	284,625
	3,046,488	1,368,805	7,768,914	3,901,188
See Note 6 for additional information related to the depreciation of right-of-use assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The net changes in non-cash working capital items are detailed as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Inventories	(22,038,951)	(32,405,121)	(60,021,809)	(52,697,177)
Accounts receivables	(20,457,958)	(5,128,175)	(14,738,291)	(15,040,396)
Prepaid expenses and other assets	1,277,901	(526,255)	84,614	(5,435,590)
Trade and other payables (1)	22,814,003	15,216,862	32,955,810	28,077,531
	(18,405,005)	(22,842,689)	(41,719,676)	(45,095,632)
(1)For the three months ended September 30, 2022, the net change in trade and other payables excludes trade and other payables as at September 30, 2022 related to the following non-cash working capital items: $878,554 related to the acquisition of intangible assets and $15,946,498 related to the acquisition of property, plant and equipment as at September 30, 2022, and includes trade and other payables as at June 30, 2022 related to the acquisition of intangible assets of $1,420,738 and related to the acquisition of property, plant and equipment of $19,205,285.
For the nine months ended September 30, 2022, the net change in trade and other payables excludes trade and other payables as at September 30, 2022 related to the following non-cash working capital items: $878,554 related to the acquisition of intangible assets and $15,946,498 related to the acquisition of property, plant and equipment as at September 30, 2022, and includes trade and other payables as at December 31, 2021 related to the acquisition of intangible assets of $554,310 and related to the acquisition of property, plant and equipment of $8,797,575.
There were no outstanding payables related to the acquisition of intangible assets and property, plant and equipment as at September 30, 2021 and December 31, 2020.
As at September 30, 2022, the Company had contractual purchase obligations outstanding of $59,902,591 (December 31, 2021: $35,102,660) for the acquisition of property, plant and equipment and intangible assets. The Company has an additional commitment of $10,000,000 related to a signed equipment lease for Joliet plant production equipment which has not yet commenced.
14 - SHARE CAPITAL
14.1 - ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allows the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent). During the quarter ended September 30, 2022, the Company issued 4,708,822 common shares pursuant to the ATM Program at an average price of $4.35 per share for aggregate gross proceeds of $20,507,517, and for aggregate net proceeds of $19,186,356 after the deduction of equity issuance fees of $1,321,161. Equity issuance fees were mainly related to legal costs which includes one-time fees incurred to establish the ATM Program ($1,013,496 for the three months ended September 30, 2022) and net commissions paid to the agents under the ATM program ($307,665 for the three months ended September 30, 2022).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

15 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue from External Customers	$	$	$	$
Canada	35,431,209	7,884,626	81,007,166	24,475,638
United States	5,546,792	4,040,755	12,138,644	10,364,160
	40,978,001	11,925,381	93,145,810	34,839,798
During the three months ended September 30, 2022, 34.4% (three months ended September 30, 2021: 41.2%) of the Group's revenue depended on one customer (September 30, 2021: two customers, 20.9% and 20.4% respectively).
During the nine months ended September 30, 2022, 36.6% (nine months ended September 30, 2021: 10.0%) of the Group's revenue depended on one customer (nine months ended September 30, 2021: one customer).
The Group’s following non-current assets are allocated to geographic areas as follows:

	September 30, 2022
	Canada	United States	Total
	$	$	$
Property, plant and equipment	64,085,575	59,761,274	123,846,849
Right-of-use assets	11,064,960	50,727,576	61,792,536
Intangible assets	118,646,375	7,210,602	125,856,977
Contract asset	13,053,905	—	13,053,905
	206,850,815	117,699,452	324,550,267

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

15 - ENTITY-WIDE DISCLOSURES (CONTINUED)

	December 31, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	18,035,651	14,632,507	32,668,158
Right-of-use assets	7,446,976	53,455,386	60,902,362
Intangible assets	76,127,010	5,772,820	81,899,830
Contract asset	14,113,415	—	14,113,415
	115,723,052	73,860,713	189,583,765
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

16 - COVID-19
In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly has negatively impacted the global economy since March 2020 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and may have a long-lasting adverse impact on Lion's business and its industry. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of these financial statements, management continues to closely monitor the evolving situation.

17 - SUBSEQUENT EVENTS
On October 4, 2022, Lion received $2,712,668 under the Strategic Innovation Fund of the Government of Canada loan related to the Battery Manufacturing Plant and Innovation Center (Note 8.3).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2022 and 2021
(Unaudited, In US dollars, except number of shares)

17 - SUBSEQUENT EVENTS (CONTINUED)
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30,000,000 ($22,233,751) and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024.

An aggregate amount of $22,233,751 (C$30,000,000) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement and is outstanding as of the date hereof. A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021, under which $9.8 million was outstanding as of September 30, 2022 (refer to Note 8). All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof.